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                             March 3, 2023

       Michael Munoz
       Chief Financial Officer
       Engine Gaming & Media, Inc.
       2110 Powers Ferry Road SE
       Suite 450
       Atlanta, GA 30339

                                                        Re: Engine Gaming &
Media, Inc.
                                                            Form 20-F for
Fiscal Year Ended August 31, 2022
                                                            File No. 001-39389

       Dear Michael Munoz:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for Fiscal Year Ended August 31, 2022

       Independent Auditor's Report, page F-4

   1. Please advise your independent auditor that their reports on pages F-4 and F-70 should include a statement
that their audit was conducted in accordance with the standards of the
                                                        Public Company
Accounting Oversight Board (United States). Please refer to Instruction
                                                        2 to Item 8.A.2 of Form
20-F. Also, audit opinions using conditional language, like
                                                           may,    in
expressing a conclusion concerning the existence of substantial doubt about an
                                                        entity   s ability to
continue as a going concern are not appropriate. Please make arrangements with your
auditor for their report to clearly state that there is substantial doubt about your
ability to continue as a going concern, if true. Finally, their revised reports should meet the
requirements of PCAOB Auditing Standards 2415 and 3101.
                                                         Please include the
revised reports in an amended Form 20-F.
 Michael Munoz
Engine Gaming & Media, Inc.
March 3, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameMichael Munoz                           Sincerely,
Comapany NameEngine Gaming & Media, Inc.
                                                          Division of
Corporation Finance
March 3, 2023 Page 2                                      Office of Trade &
Services
FirstName LastName